

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES SETTLEMENT OF PATENT INFRINGEMENT ACTION

WINNIPEG, August 21, 2019 - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announces that its subsidiary, Medicure International Inc., has settled its ongoing patent infringement action against Gland Pharma Ltd. ("Gland") in the U.S. District Court for the District of New Jersey, which alleged infringement of Medicure's U.S. Patent No. 6,770,660 ("the '660 patent"). As part of the settlement, Gland has acknowledged that the '660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Gland with an anticipated launch date for Gland's generic product of March 1, 2023. The remaining terms of the settlement are confidential.

"We are pleased that we were able to quickly settle this litigation in a cost-effective manner while protecting our AGGRASTAT brand and its intellectual property." stated Dr. Albert Friesen, Chief Executive Officer of the Company and Chair of its Board of Directors.

The Company had filed the patent infringement action against Gland alleging infringement of the '660 patent. The patent infringement action was in response to Gland's filing of an abbreviated new drug application (ANDA) seeking approval from the U.S. Food and Drug Administration ("FDA") to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the '660 patent. The '660 patent is listed in the FDA's orange book with an expiry date of May 1, 2023.

AGGRASTAT® is a platelet aggregation inhibitor indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com

www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

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